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Exhibit 99.1(5)(j)

Aviation Rider
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Aviation Rider

Risks Not Covered - This policy does not cover death or disability resulting from injuries sustained as a result of riding in, descent with or descent from an aircraft unless:

- the deceased was a fare-paying passenger; and

- the aircraft was being operated by a duly licensed passenger carrier on a regular schedule over its established route.

The amount payable under this policy in the event of death as a result of a risk not covered will be greater of:

- total premiums received under this policy (without interest) less any withdrawal amounts and any dividends paid in cash; or

- an amount equal to the cash surrender value of this policy.

Any existing debt on this policy will be deducted from the amount payable. However, the total amount payable will not exceed the payment that would have been made in the absence of this rider.

General Conditions - This rider is part of the policy to which it is attached. This rider becomes effective on the policy date unless otherwise specified hereon.


Pacific Mutual Life Insurance Company


Thomas C Sutton                           Audrey L. Milfs
Chairman and Chief Executive Officer      Secretary

R88-AT